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                                                                 EXHIBIT 7(A)1-A

                       FABRAL BUILDING PRODUCTS DIVISION
                   (AN ENTITY COMPRISING SELECTED ASSETS AND
                   LIABILITIES OF ALCAN ALUMINUM CORPORATION)
                   REPORT ON AUDIT OF STATEMENT OF OPERATIONS
                      AND DIVISIONAL EQUITY AND CASH FLOWS
              FOR THE PERIOD JANUARY 1, 1994 TO DECEMBER 20, 1994
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CONTENTS

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Report of Independent Accountants..........................................................................           1
Financial Statements:
  Statement of Operations and Divisional Equity............................................................           2
  Statement of Cash Flows..................................................................................           3
  Notes to Financial Statements............................................................................         4-9

                                       1
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REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors of Fabral Building Products Division:

We have audited the accompanying statements of operations and divisional equity and cash flows of Fabral Building Products Division (an entity comprising selected assets and liabilities of Alcan Aluminum Corporation) for the period January 1, 1994 through December 20, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of operations and divisional equity and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the statements of operations and divisional equity and cash flows. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation of the statements of operations and divisional equity and cash flows. We believe that our audit of the statements of operations and divisional equity and cash flows provides a reasonable basis for our opinion.

In our opinion, the statements of operations and divisional equity and cash flows referred to above present fairly, in all material respects, the result of operations and cash flows of Fabral Building Products Division (an entity comprising selected assets and liabilities of Alcan Aluminum Corporation) for the period January 1, 1994 to December 20, 1994, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

Cleveland, Ohio
September 4, 1997

                                       2
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STATEMENT OF OPERATIONS AND DIVISIONAL EQUITY
FOR THE PERIOD JANUARY 1, 1994 TO DECEMBER 20, 1994
(IN THOUSANDS OF DOLLARS)

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Net sales..........................................................................  $  98,264
Cost of sales......................................................................     86,766
                                                                                     ---------
        Gross profit...............................................................     11,498
                                                                                     ---------
Selling, administrative and general expenses.......................................      5,542
                                                                                     ---------
        Income from operations.....................................................      5,956
                                                                                     ---------
Other expenses:
  Interest expense.................................................................        985
  Other, net.......................................................................        148
                                                                                     ---------
        Total other expenses, net..................................................      1,133
                                                                                     ---------
        Income before income taxes.................................................      4,823
Income tax expense (Note 6)........................................................      1,886
                                                                                     ---------
        Net income.................................................................      2,937
Divisional equity, beginning of period.............................................     21,734
        Transactions settled through divisional equity (Note 2)....................      1,863
                                                                                     ---------
Divisional equity, end of period...................................................  $  26,534
                                                                                     ---------
                                                                                     ---------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE STATEMENTS OF OPERATIONS
                     AND DIVISIONAL EQUITY AND CASH FLOWS.

                                       3
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STATEMENT OF CASH FLOWS
FOR THE PERIOD JANUARY 1, 1994 TO DECEMBER 20, 1994
(IN THOUSANDS OF DOLLARS)

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Cash flows from operating activities:
  Net income.......................................................................  $   2,937
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation...................................................................        462
    Amortization...................................................................        436
    Deferred income taxes..........................................................        392
    Provision for bad debts........................................................        253
  Changes in assets and liabilities:
    Accounts receivables...........................................................        (34)
    Inventories....................................................................      1,515
    Other current assets...........................................................        (24)
    Other assets...................................................................     (1,655)
    Payables.......................................................................      2,857
    Accrued liabilities............................................................        (76)
    Other long-term liabilities....................................................     (1,093)
                                                                                     ---------
        Net cash provided by operating activities..................................      5,970
                                                                                     ---------
Cash flows from investing activities:
  Additions to property, plant and equipment.......................................     (6,339)
  Proceeds from sale of property, plant and equipment..............................          6
                                                                                     ---------
        Net cash used in investing activities......................................     (6,333)
                                                                                     ---------
Cash flows from financing activities:
  Transactions settled through divisional equity (Note 2)..........................      1,863
  Payments on long-term debt.......................................................     (1,500)
                                                                                     ---------
        Net cash provided by financing activities..................................        363
                                                                                     ---------
Change in cash during the period...................................................     --
Cash, beginning of period..........................................................     --
                                                                                     ---------
Cash, end of period................................................................  $  --
                                                                                     ---------
                                                                                     ---------

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE STATEMENTS OF OPERATIONS
                     AND DIVISIONAL EQUITY AND CASH FLOWS.

                                       4
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     NOTES TO STATEMENTS OF OPERATIONS AND DIVISIONAL EQUITY AND CASH FLOWS

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION AND NATURE OF OPERATIONS: Fabral Building Products
Division ("Fabral" or the "Company"), is a reporting entity comprising selected assets and liabilities of Alcan Aluminum Corporation's ("Alcan") Building
Products Division. Fabral designs, manufactures and distributes coated aluminum and steel coil and steel roofing systems. There are six manufacturing facilities and twenty-three distribution centers located in the United States. Because most of Fabral's products are intended for exterior use, sales tend to be lower during periods of inclement weather, especially in northern markets which usually results in less net sales in the first quarter than any other period of the year.

Fabral sells its products throughout the U.S. For the period ended December 20, 1994, combined net sales to Fabral's largest two customers represent approximately 15% of total net sales. Fabral performs ongoing credit evaluations of its customers and generally does not require collateral. Fabral monitors potential credit losses and such losses have been within management's expectations.

The statements of operations and divisional equity and cash flows ("Financial
Statements") have been prepared from the historical financial information recorded in the financial records of Alcan and are intended to represent the operations of Fabral as though Fabral were a separate legal entity. Management believes that such Financial Statements reflect reasonable allocations of certain corporate overhead based on the estimated fair value of services performed by Alcan on behalf of Fabral.

The divisional equity section of these Financial Statements comprises the excess of Fabral's assets over its liabilities. Divisional equity is affected by earnings, expense allocations, cash transfers between Alcan and Fabral, and by settlement of intercompany and interdivisional transactions. Fabral has historically generated a positive cash flow and interest has never been charged for Alcan's net investment in the Company. Therefore, in the preparation of these financial statements, no debt or interest charges are reflected in these historical financial statements other than interest expense associated with Industrial Revenue Bonds for the plant located in Gridley, Illinois, which debt was repaid prior to December 20, 1994.

All significant interdivisional balances and transactions have been eliminated in the combination process.

These financial statements, which are expressed in United States (U.S.) dollars, the principal currency of Fabral's business, are prepared in accordance with U.S. generally accepted accounting principles. These financial statements may not necessarily be indicative of the results that would have been attained if Fabral had been operated as a separate legal entity with no affiliation or support from Alcan.

COST OF SALES: Inventories are stated at the lower of cost or net realizable value, cost being determined by the last-in, first-out ("LIFO") method.

The inventories of Fabral are included within the Alcan LIFO pool for purposes of presentation of the consolidated Alcan accounts and income tax reporting. The accompanying financial statements present Fabral on a LIFO basis assuming that Fabral inventories comprised a separate LIFO pool of Alcan.

REPAIRS AND MAINTENANCE AND DEPRECIATION: Expenditures for maintenance and repairs are charged to expense while costs of significant improvements are capitalized. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of the respective assets. The principal categories are:

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Buildings.....................  Up to 40 years
Machinery and equipment.......  5 to 16 years
Furniture and fixtures........  2 to 10 years

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     NOTES TO STATEMENTS OF OPERATIONS AND DIVISIONAL EQUITY AND CASH FLOWS
                                  (CONTINUED)

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
Tools and dies are generally capitalized and depreciated over a period of two years. Leasehold improvements are depreciated over the lesser of the lease term or the useful life of the asset.

When an asset is disposed of, the cost of the asset and the related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in current earnings.

EMPLOYEE LOAN INTEREST: Fabral extends interest free mortgage loans to employees upon relocation at Alcan's request. Repayment terms range from five to 25 years and the mortgages are generally collateralized by the value of the underlying asset.

ADVERTISING COSTS: Advertising costs are generally expensed as incurred. Costs related to major promotional campaigns are deferred and amortized over the campaign period, not exceeding one year. Total advertising expense for the period ended December 20, 1994 was $378.

INCOME TAXES: Income tax expense has been determined on a separate return basis.
All income taxes paid and currently payable have been reflected in the divisional equity account.

Fabral recognizes deferred taxes on differences between the financial and tax bases of assets and liabilities using presently enacted tax rates and laws and provides for a valuation allowance on deferred tax assets, if required.

PRODUCT WARRANTIES: Fabral extends product warranties to its customers for periods ranging from five years to the lifetime of the product depending on the product and terms of sale. Certain warranties include co-payments by owners based on the age of the product, and have limited ownership transferability.
Warranty expense for the period ended December 20, 1994 amounted to $229. A warranty provision is recorded at the time of sale for the estimated cost of future product warranty claims. Such provision is based on historical warranty claim experience and is subject to revision as actual claims are reported.

2. DIVISIONAL EQUITY:

As discussed in Note 1, Alcan allocated various overhead and administrative expenses to Fabral which were settled through divisional equity. Cash receipts for trade receivables were deposited upon receipt into Alcan bank accounts and trade payables were paid by Alcan on their behalf. Also, certain other transactions between Fabral and other Alcan divisions, such as income and payroll taxes, fringe benefits and purchases from affiliates, are settled through the divisional equity account.

3. LEASE COMMITMENTS:

As of December 20, 1994, Fabral had entered into noncancelable operating leases for certain office and warehouse space as well as certain equipment. Minimum payments required under these operating leases are as follows:

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1995...................................................  $   1,151
1996...................................................      1,263
1997...................................................        967
1998...................................................        929
1999...................................................        513
Thereafter.............................................        353
                                                         ---------
                                                         $   5,176
                                                         ---------
                                                         ---------

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     NOTES TO STATEMENTS OF OPERATIONS AND DIVISIONAL EQUITY AND CASH FLOWS
                                  (CONTINUED)

3. LEASE COMMITMENTS: (CONTINUED)
Total rental expense for the period ended December 20, 1994 amounted to $1,199.

4. DEFERRED CHARGES:

During 1989, Alcan entered into a ten year agreement to supply certain building products to another manufacturer. In conjunction with this agreement, Alcan paid
$10,000 in consideration for the long-term agreement and $8,000 as consideration for a covenant not to compete. The supply agreement commits the other party to purchase certain building products exclusively from Fabral and other Alcan divisions.

The covenant not to compete prohibits the other party from operating or owning an aluminum or steel siding business anywhere in the United States, except for the business of selling, distributing and installing siding. If, after January
1, 1995, the counterparty were to default on its obligation under the supply agreement, the contract would provide no remedy to Alcan. However, in management's opinion, such a default by the counterparty prior to the end of the ten-year period is unlikely. Amortization expense charged to Fabral related to the two agreements for the period ended December 20, 1994 was $436.

5. RELATED PARTY TRANSACTIONS:

Certain expenses incurred by Alcan on behalf of and attributable to Fabral have been allocated to Fabral based on the estimated fair value of the services performed. Allocated costs include management, legal, audit, accounting, insurance premiums and other general corporate costs which, for the period ended
December 20, 1994 totaled $354. These costs were allocated based upon methods which management believes result in a reasonable allocation. While management believes that the costs allocated represent a reasonable allocation of Alcan corporate expenses, the amounts that would have been or will be incurred on a separate company basis could differ from the amount allocated due to economies of scale and differences in management techniques and organization.

Alcan provided a range of fringe benefits to its employees including those of Fabral. Benefits provided included defined retirement benefit plans, life insurance benefits, long-term disability, medical benefits, termination benefits and pre-retirement spousal benefits for participants meeting certain age and length of service requirements. In addition, Alcan has employee savings plans which are available to most employees of Fabral. Charges for the various fringe benefits have been allocated by Alcan and amounted to $295 for the period ended
December 20, 1994. Certain of these charges represent Alcan's allocations based on the group of employees participating in the various plans and such amounts may or may not be equivalent to that which would relate to Fabral's employees individually. However, management believes such allocations have been made on a reasonable basis.

For the period January 1, 1994 through December 20, 1994, Fabral purchased aluminum coil and other products from Alcan affiliates in the amount of $12,359.
Amounts due are generally settled within thirty to sixty days through the Divisional Equity Account. There is no assurance that terms under the existing supply arrangement will continue.

6. INCOME TAXES:

The income tax expense for Fabral has been calculated on a stand alone basis.
Current income taxes payable or recoverable are reflected through divisional equity as Fabral was included within the consolidated tax returns of Alcan.

                                       7
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     NOTES TO STATEMENTS OF OPERATIONS AND DIVISIONAL EQUITY AND CASH FLOWS
                                  (CONTINUED)

6. INCOME TAXES: (CONTINUED)
The following summarizes Fabral's income tax expense on earnings of its operations:

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Income tax expense:
  Current:
    Federal............................................  $   1,223
    State..............................................        271
  Deferred:
    Federal............................................        320
    State..............................................         72
                                                         ---------
                                                         $   1,886
                                                         ---------
                                                         ---------

The income tax expense differs from the amount of income tax expense determined by applying the applicable statutory federal rate of 34% to the income before income taxes as a result of the following differences:

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Income tax expense at a statutory rate of 34%..........  $   1,640
Increase resulting from:
  State income taxes, net..............................        207
  Other, net...........................................         39
                                                         ---------
        Income tax expense.............................  $   1,886
                                                         ---------
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

7. COMMITMENTS AND CONTINGENCIES:

Fabral, in the normal course of its operations, is subject to investigations, claims and lawsuits. In management's opinion, any such outstanding matters of which Fabral has knowledge have been reflected in the financial statements, are covered by insurance or, in its opinion, would have no material adverse effect on its results of operations or cash flows.

8. SUBSEQUENT EVENTS -- SALES OF BUSINESS:

Gentek Holdings, Inc. ("Holdings"), a subsidiary of Genstar Capital Corporation ("Parent, GCC"), was incorporated on September 15, 1994 as NACLA Holdings, Inc. and adopted its current name on October 24, 1994. Holdings has a wholly-owned subsidiary, Gentek Building Products, Inc. ("GBPI"), which has a wholly-owned subsidiary Gentek Building Products Limited ("GBPL"). GBPI was incorporated on June 24, 1994, as NACLA Acquisition Corporation; adopted its current name on October 24, 1994, and became a wholly-owned subsidiary of Holdings on December 15, 1994. GBPL was incorporated on June 28, 1994 as 108509 Ontario, Inc.; adopted its current name on November 22, 1994, and became a wholly-owned subsidiary of GBPI on December 15, 1994. Holdings was formed to acquire, through GBPI and GBPL, certain assets and assume certain liabilities of Alcan Building Products (United States) Division and Alcan Building Products (Canadian) Division (collectively referred to as the "Building Products Division(s)") of Alcan Aluminum Corporation and Alcan Aluminium Limited, respectively (collectively referred to as "Alcan"). On June 24, 1994 GBPI and GBPL entered into separate purchase agreements with Alcan which were consummated on December 20, 1994 (the "Acquisition").

On April 28, 1997 a Stock Purchase Agreement was entered into among GCC, Ontario Teachers' Pension Plan Board and the management stockholders of Holdings, as sellers: GCC as sellers' representative; Holdings and GBPI; and Amerimax Fabricated Products, Inc. ("Amerimax"), as purchaser ("Stock

                                       8
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     NOTES TO STATEMENTS OF OPERATIONS AND DIVISIONAL EQUITY AND CASH FLOWS
                                  (CONTINUED)

8. SUBSEQUENT EVENTS -- SALES OF BUSINESS: (CONTINUED)
Purchase Agreement"). The closing date for the transaction was July 17, 1997. In connection with the Stock Purchase Agreement, a restructuring agreement was entered into which states that immediately prior to the sale of the stock of Holdings, GBPI shall own only the properties and assets of GBPI necessary for the conduct of business of Fabral. In connection with the restructuring, GBPI contributed all of its properties and all postretirement benefits other than pensions, assets and liabilities other than those of Fabral; including all bank debt, its investment in GBPL, to a new company ("Newco") which will be controlled by Holding's existing stockholders. In addition, under the terms of the restructuring, Holdings will retain all historical net operating loss tax carryforwards and the note payable to Alcan (including accrued interest thereon) will be retained by the sellers' at closing. The transaction is expected to qualify for tax free treatment under Section 351 of the Internal Revenue Code of 1986, as amended.

                                       9